Exhibit 99.1

Central GoldTrust Announces Completion of Merger Transaction with Sprott Physical Gold Trust

(Toronto, ON, January 15, 2016) - Central GoldTrust (“GoldTrust”) (symbol: TSX - GTU.UN (C$) and GTU.U (US$); NYSE MKT - GTU (US$)) announced today that, following the previously announced approval by GoldTrust unitholders of the resolutions authorizing, approving and adopting, among other things, the merger transaction involving GoldTrust, Sprott Asset Management Gold Bid LP and Sprott Physical Gold Trust (the “Merger Transaction”) at a special meeting of GoldTrust unitholders, GoldTrust has completed the Merger Transaction.

As a result of the completion of the Merger Transaction: (i) GoldTrust unitholders received an aggregate of 4.4108 units of Sprott Physical Gold Trust in exchange for each unit of GoldTrust; (ii) Sprott Physical Gold Trust acquired all of the assets and liabilities of GoldTrust (other than its administration agreement); and (iii) Sprott Asset Management Gold Bid LP became the sole holder of GoldTrust units.

Unitholders who have questions regarding the Merger Transaction, are encouraged to contact Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

For more information about Sprott Physical Gold Trust, unitholders can visit www.sprottphysicalbullion.com.

Additional Details Regarding the Merger Transaction

Capitalized terms used below have the meanings given to them in the management information circular of GoldTrust dated December 17, 2015 in connection with the special meeting of the of GoldTrust unitholders held on Friday, January 15, 2016 (the “Special Meeting”).

Pursuant to a merger agreement dated January 15, 2016 among GoldTrust, Sprott Asset Management Gold Bid LP and Sprott Physical Gold Trust effected the Merger Transaction, which consisted of: (i) Sprott Asset Management Gold Bid LP contributing to GoldTrust an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GoldTrust units (other than those GoldTrust units held by or on behalf of Sprott Asset Management Gold Bid LP); (ii) GoldTrust distributed the Bonus Consideration referred to in (i) to GoldTrust unitholders (other than in respect of those GoldTrust units held by or on behalf of Sprott Asset Management Gold Bid LP); (iii) GoldTrust transferred all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for units of Sprott Physical Gold Trust; and (iv) immediately following the transfer referred to in (iii), GoldTrust automatically redeemed all of the outstanding GoldTrust units (other than a single unit held by Sprott Asset Management Gold Bid LP) and distributed such units of Sprott Physical Gold Trust to GoldTrust unitholders, on the basis of the NAV to NAV Exchange Ratio. In connection with the foregoing and pursuant to the resolutions passed at the Special Meeting, the Amended and Restated Declaration of Trust of GoldTrust was amended.

Registered GoldTrust unitholders that did not deposit to the offer by Sprott Asset Management Gold Bid LP to purchase all of the outstanding units of GoldTrust must submit a letter of transmittal to the depositary in connection with the Merger Transaction, Kingsdale Shareholder Services, at its offices at 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, Canada M5X 1E2.

GoldTrust intends to apply to the relevant Canadian securities regulatory authorities to cease to be a reporting issuer in all applicable Canadian jurisdictions and to delist from the Toronto Stock Exchange (the “TSX”) and NYSE MKT as soon as practicable.

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “ will”, “intends”, “expect”, “should” or other similar words. More particularly and without limitation, this release contains forward-looking statements and information concerning the delisting of GoldTrust units from the TSX and the NYSE MKT and GoldTrust ceasing to be a reporting issuer.

In respect of the forward-looking statements and information concerning delisting of GoldTrust units from the TSX and the NYSE MKT and GoldTrust ceasing to be a reporting issuer, GoldTrust has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time necessary, and the ability of GoldTrust to complete the delisting of GoldTrust units from the TSX and the NYSE MKT and GoldTrust ceasing to be a reporting issuer. The date of delisting may be delayed or changed for a number of reasons. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this release concerning these times.

GoldTrust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.